



LOCAL CULTURE
live ferments
juniper + sage
spicy sevillano
apple + hops
beet + fennel
golden beet + dill
16 fl. oz / 1 pint (470 ml)

Local Culture Krauts, LLC Small Business Bond™

Bond Terms:

Bond Yield: 7.5%
Target Raise Amount: $100,000
Offering End Date: April 8, 2022

Repayment Period: 5 years (60 months)
Minimum Raise Amount: $25,000

Company Details:

Name: Local Culture Krauts, LLC
Founded: 2018
Address: 12526 Loma Rica Drive
Grass Valley, CA 95945

Industry: Specialty Food Manufacturing
Employees: 2
Website: https://localcultureferments.com/

Use of Funds Allocation:

If the maximum raise is met:

$75,000 (75.00%) – of the proceeds will go towards working capital
$21,500 (21.50%) – of the proceeds will go towards tenement improvements and equipment updates
$3,500 (3.50%) – of the proceeds will go towards SMBX’s capital raise fee

Social:

Instagram: 1,912 Followers; Facebook: 490 Followers;





Business Metrics:

	Most recent fiscal year-end: 2021	Prior fiscal year-end: 2020
Total Assets	$127,329	$81,060
Cash & Cash Equivalents	$28,893	$31,513
Accounts Receivable	$25,954	$14,377
Short-term Debt	$12,973	$1,004
Long-term Debt	$70,000	$70,000
Revenues / Sales	$317,242	$159,728
Cost of Goods Sold	$139,416	$56,209
Taxes & licenses	$10,364	$5,788
Net Income	$56,300	$12,357

Recognition:

Local Culture Krauts, LLC (DBA Local Culture) incorporated in 2018 to create healthy and sustainable options for growing families via certified organic ferments. Local Culture's Turmeric Ginger Jalapeno Handmade Sauerkraut was recently highlighted in Whole Food's Top 10 Food Trends for 2022.

About:

Local Culture Krauts, LLC (DBA Local Culture) Local Culture is a certified organic ferment company based in Grass Valley, CA that prioritizes sustainability by composting 100% of their kitchen scraps and never fermenting nor packaging in plastic. Direct relationships with small local farms are the foundation of their business. With demand for their products increasing, Local Culture's Co-Owners Cristina Africano and Chris Frost-McKee, with longtime friend and business partner Elissa Wolf Blank, are raising funds for working capital and tenement improvements to take operations to the next level.

For more information, contact our Customer Support Team at support@thesmbx.com

